UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Incident at the Rotem Amfert Plant in Israel

Item 1

ICL WORKING CLOSELY WITH ISRAELI ENVIRONMENTAL AUTHORITIES
TO PLAN STEPS TO REMEDY DAMAGE RESULTING FROM
ROTEM PHOSPHOGYPSUM WATER SPILL

Tel Aviv, Israel, July 4, 2017 – ICL (NYSE &TASE:ICL), a leading global specialty minerals and specialty chemicals company, announced today that it is continuing its efforts to remedy the immediate environmental effect and damages resulting from the phosphogypsum water spill from the ICL Rotem facility on June 30, as well as to assess the environmental impact resulting from the spill. Such efforts are made in close coordination and full cooperation with Israeli governmental and regulatory bodies, including the Ministry of Environmental Protection (“MoEP”) and Israel’s Nature and National Parks Authority. ICL Rotem has pledged to take all measures necessary to rehabilitate the Ashalim riverbed. ICL is committed to environmental responsibility, and for years has worked closely with Israel’s environmental authorities to maintain nature reserves in Israel’s Negev region that are in proximity to its facilities. Phosphogypsum water is a byproduct of production processes of green phosphoric acid at the Rotem plant.

In addition, the Company stated that at a preliminary hearing at the Southern District of the MoEP held on July 3, representatives of ICL and ICL Rotem were informed that the MoEP is weighing the possibility of taking legal action, including administrative and criminal action. ICL will cooperate fully with the authorities regarding any such proceedings.

Following initial assessments by the Company and its insurance brokers, ICL believes that its overall short term direct financial exposure resulting from the spill will be relatively modest. Events such as the spill which occurred are typically covered by insurance which the Company maintains, with an insignificant deductible payment on the part of the Company.

Following the spill, the Rotem plant which produces phosphoric acid continues to operate at over 50% capacity, and it also maintains adequate inventory. The MoEP has rendered this evening an approval to ICL Rotem to activate, for a temporary period, another pond (designated as pond no 4). The approval is valid until Monday, July 10 and can be extended to a period of 6 months conditioned upon certain conditions determined by the MoEP. The approval, if granted for the next 6 months, will allow production of phosphoric acid at ICL Rotem up to full capacity. The MoEP has instructed ICL Rotem’s management to submit within the next few months a new plan for the removal of phosphogypsum for the long term. At this stage, ICL is unable to assess the costs related to the long term plan.

There is no assurance that the events will occur as described and/or as to the costs that will be associated with such events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: July 5, 2017